August 22, 2024

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: John Coleman and Karl Hiller

 Re: Thunder Mountain Gold, Inc.

 Form 10-K for the Fiscal Year ended December 31, 2023

 File No. 001-08429

Dear Messrs. Colman and Hiller:

On behalf of Thunder Mountain Gold, Inc. (the "Company"), set forth below is the response of the Company to the comments received by the staff (the "Staff") of the Securities and Exchange Commission contained in the letter dated July 30, 2024 (the "Comment Letter") regarding the above-referenced annual report on Form 10-K for the fiscal year ended December 31, 2023 (the "10-K"), filed March 12, 2024, File No. 001-08429. In connection therewith, the Company has provided separately a draft Amendment No. 1 to the 10-K (the "Draft Amended 10-K"), which incorporates the changes made in response to the Comment Letter, and a Technical Report Summary.

For ease of reference, the text of the Staff's comment is reproduced below, followed by the Company's response.

Form 10-K for the Fiscal Year ended December 31, 2023

Description of Properties, page 10

1. Comment: Please disclose a map or maps, of appropriate scale, showing the locations of all properties as required by item 1303(b)(1) of Regulation S-K.

Response: We respectfully advise the Staff that the Company has revised its disclosure in the Draft Amended 10-K to include maps, of appropriate scale, showing the locations of all properties as required by item 1303(b)(1) of Regulation S-K.

2. Comment: We note that you provide an assertion on pages 6 and 26, indicating that disclosures concerning your mining properties have been prepared in accordance with Subpart 1300 of Regulation S-K, although when presenting estimates of mineral resources you are indicating reliance on Canadian National Instrument 43-101.

U.S. Securities and Exchange Commission
August 22, 2024

All disclosures of mineral resources and mineral reserves in your annual report must meet the definitions and requirements of Subpart 1300 of Regulation S-K, as indicated in Instruction 3 to Item 102 of Regulation S-K, which is applicable pursuant to Item 2 of Form 10-K. Any estimates that are based on guidance applicable in other jurisdictions cannot be substituted for the required information.

Please amend your filing to remove disclosures of mineral resources for which you are not able to demonstrate compliance with Subpart 1300 of Regulation S-K.

If you believe that your estimates of mineral resource are also consistent with these requirements, please submit the disclosure revisions that you propose to provide appropriate clarification and provide us with the technical report summary that you would file to comply with Item 1302(b) of Regulation S-K.

A technical report summary would need to be provided for each material property and include all of the information prescribed by Item 601(b)(96) of Regulation S-K.

Response: We respectfully advise the Staff that the Company has revised its disclosure in the Draft Amended 10-K to provide appropriate clarification and provide a Technical Report Summary, as Exhibit 96.1, to comply with Item 1302(b) of Regulation S-K. Our disclosures have been modified to differentiate between material and non-material property interests, considering the guidance in Item 1301(c) of Regulation S-K, and have provided information for our material property to comply with Item 1304(b) of Regulation S-K.

3. Comment: Please disclose the information required by Item 1305 of Regulation S-K, regarding your internal controls over exploration and mineral resource and reserve estimation efforts, to include quality control and assurance programs, verification of analytical procedures, and a discussion of comprehensive risk inherent in the estimation.

Response: We respectfully advise the Staff that the Company has revised its disclosure in the Draft Amended 10-K to disclose the information required by Item 1305 of Regulation S-K, regarding its internal controls over exploration and mineral resource and reserve estimation efforts, including quality control and assurance programs, verification of analytical procedures, and a discussion of comprehensive risk inherent in the estimation.

Controls and Procedures, page 40

4. Comment: We note your disclosure indicating management evaluated the effectiveness of disclosure controls and procedures as of the end of the period covered by the report and concluded that such controls and procedures were effective in various respects.

However, given the observations outlined in the other comments in this letter, it appears that you would need to update your assessment to clarify that notwithstanding your earlier conclusion, disclosure controls and procedures were not actually effective with regard to the mineral property disclosure requirements. Please also describe the changes to disclosure controls and procedures that you will implement to address this concern.

U.S. Securities and Exchange Commission
August 22, 2024

Response: We respectfully advise the Staff that the Company has revised our disclosure in the Draft Amended 10-K to clarify that notwithstanding our earlier conclusion, our disclosure controls and procedures were not actually effective with regard to the mineral property disclosure requirements. We have also described the actions taken to change the Company's disclosure controls and procedures to address this concern.

Closing Comments

We have endeavored to provide the Staff with everything requested in the Comment Letter. Should the Staff have additional questions or comments, please contact the undersigned at (208) 714-0487.

Sincerely,

/s/Lukas D. O'Dowd

Lukas D. O'Dowd

Lyons O'Dowd, PLLC

Enclosures

cc: Eric Jones, Thunder Mountain Gold, Inc.